Exhibit 4

30 March 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 30 March 2016 it purchased 100,000 of its ordinary shares at a price of 1626.2224 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 35,418,998 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,293,951,306 (excluding shares to be held in treasury).